UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SARCOS TECHNOLOGY AND ROBOTICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80359A205

(CUSIP Number)

Marc Olivier

1941 S Wasatch Dr

Salt Lake City, UT 84108

(801) 654-1964

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Patrick J. Schultheis

Michael Nordtvedt

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, Washington 98104

(206) 883-2500

July 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80359A205

(1)	Names of reporting persons Marc Olivier
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,046,506 (see Item 5(b) below)
	(8)	Shared voting power 2,046,506 (see Item 5(b) below)
	(9)	Sole dispositive power 2,046,506 (see Item 5(b) below)
	(10)	Shared dispositive power 2,046,506 (see Item 5(b) below)

(11)	Aggregate amount beneficially owned by each reporting person 2,046,506 (see Item 5(b) below)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.9%
(14)	Type of reporting person (see instructions) IN

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the prior statement on Schedule 13D as filed on October 4, 2021. This Amendment No 1 relates to the beneficial ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”) of Sarcos Technology and Robotics Corporation (the “Issuer”) held by Marc Olivier (the “Reporting Person”). This Amendment No 1 is being filed to update the aggregate percentage of Common Stock owned by the Reporting Person caused by sales of Common Stock which collectively resulted in a disposition of one percent (1%) or more of the outstanding shares the Common Stock.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

The principal executive offices of the Issuer are located at 650 South 500 West, Suite 150, Salt Lake City, Utah 84101.

Item 2. Identity and Background.

(a)-(c) and (f)

This Schedule is being filed by Marc Olivier. The address for Mr. Olivier is 1941 S Wasatch Dr, Salt Lake City, UT 84108.

Mr. Olivier retired from his position as Founder, Distinguished Engineer of the Issuer on September 27, 2022.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Olivier retired from his position as Founder, Distinguished Engineer of the Issuer on September 27, 2022.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth on the cover pages and in Item 3 of this Statement are incorporated to this Item 5(a)-(b) by reference.

(a)-(b)

As of the date of this Schedule, Mr. Olivier beneficially owns an aggregate of 2,046,506 shares of Common Stock, or 7.9%, of the Issuer’s outstanding shares of Common Stock. Mr. Olivier has sole voting and dispositive power over the 2,046,506 shares of Common Stock.

The beneficial ownership percentages used in this Schedule are calculated based on the 25,841,564 shares of Common Stock of the Issuer outstanding as of July 26, 2023.

(c)

Except as described in this Item 5(c), Mr. Olivier has not effected any transactions in the Common Stock during the past 60 days. Mr. Olivier has effected the following open market sales of Common Stock during the past 60 days:

Transaction Date	Shares Sold*	Weighted Average Trading Price Per Share
5/30/2023	40,000	0.419942
6/1/2023	3,181	0.382705
6/2/2023	11,118	0.364284
6/5/2023	25,000	0.365498
6/6/2023	18,386	0.372720
6/7/2023	32,120	0.360185
6/9/2023	29,575	0.350564
6/12/2023	10,000	0.357238
6/13/2023	25,000	0.376403
6/14/2023	20,000	0.396945
6/15/2023	10,000	0.365947
6/16/2023	50,000	0.386660
6/20/2023	40,000	0.373748
6/21/2023	40,000	0.375435
6/22/2023	15,000	0.378868
6/23/2023	40,000	0.386433
6/26/2023	10,000	0.371753
7/10/2023	20,000	1.489490
7/11/2023	10,000	1.510606
7/12/2023	5,000	1.540000
7/13/2023	10,000	1.504901
7/14/2023	5,000	1.523743
7/17/2023	5,582	1.529248
7/18/2023	354	1.520000
7/19/2023	20,000	1.489017
7/20/2023	2,000	1.520000
7/21/2023	3,000	1.520666
7/24/2023	2,000	1.538087
7/25/2023	746	1.530670
7/27/2023	17,401	1.659331
7/28/2023	5,000	1.7038

*

On July 5, 2023, the Issuer effected a reverse stock split of the Issuer’s Common Stock at a one-for-six ratio (the “Reverse Stock Split”). In connection therewith, the then-existing Common Stock (with CUSIP 80359A106) were cancelled and exchanged for new Common Stock (with CUSIP 80359A205). The number of shares sold for transactions effected after July 5, 2023 reflect the Reverse Stock Split.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule is incorporated by reference in its entirety into this Item 6.

Pursuant to a lock-up agreement (the “Lock-up Agreement”) entered into by Mr. Olivier and the Issuer, and the Issuer’s Amended and Restated Bylaws, Mr. Olivier is subject to the following transfer restrictions following the Closing:

•

With respect to 1,835,958 shares of Common Stock, such shares can be transferred upon the earlier of (A) delivery by the Issuer or any of its subsidiaries of at least twenty Guardian XO and/or Guardian XT and/or Sapien commercial units to customers of the Constituent Corporations (as defined in the Merger Agreement) (but in no event prior to the close of business on the one year anniversary of the Closing) and (B) the close of business on September 24, 2023.

The foregoing description of the Lock-up Agreement and the Amended and Restated Bylaws of the Issuer does not purport to be complete and is qualified in its entirety by the terms and conditions thereof. The Issuer’s Amended and Restated Bylaws and the form of Lock-up Agreement are attached hereto as Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to replace the previously filed Exhibit 3:

Exhibit Number	Description	Form	File No.	Exhibit No.	Filing Date	Filed or Furnished Herewith

3	Amended and Restated Bylaws	8-K	001-39897	3.1	November 8, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2023

Marc Olivier

By:	/s/ Marc Olivier
Name:	Marc Olivier